UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Enduro Royalty Trust

(Name of Issuer)

Trust Units

(Title of Class of Securities)

29269K 100

(CUSIP Number)

Matthew Rymer

Cross Ocean Partners Management LP

20 Horseneck Lane

Greenwich, CT 06830

203-340-7850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29269K 100

1	Name of Reporting Persons Permianville Holdings LLC
2	Check The Appropriate Box if A Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 8,600,000 Trust Units
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,600,000 Trust Units
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,600,000 Trust Units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 26.1%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 29269K 100

1	Name of Reporting Persons Permianville Intermediary LLC—Series 1
2	Check The Appropriate Box if A Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,293,053 Trust Units
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,293,053 Trust Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,293,053 Trust Units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.9%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 29269K 100

1	Name of Reporting Persons Permianville Intermediary LLC—Series 2
2	Check The Appropriate Box if A Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,293,053 Trust Units
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,293,053 Trust Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,293,053 Trust Units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.9%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 29269K 100

1	Name of Reporting Persons Permianville Intermediary LLC—Series 3
2	Check The Appropriate Box if A Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,293,052 Trust Units
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,293,052 Trust Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,293,052 Trust Units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.9%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 29269K 100

1	Name of Reporting Persons Cross Ocean USSS Fund I (A) (Cayman) LP
2	Check The Appropriate Box if A Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,165,871 Trust Units
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,165,871 Trust Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,165,871 Trust Units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 29269K 100

1	Name of Reporting Persons Cross Ocean USSS Fund I (A) Del Feeder LP
2	Check The Appropriate Box if A Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,720,842 Trust Units
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,720,842 Trust Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,720,842 Trust Units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.2%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 29269K 100

1	Name of Reporting Persons Cross Ocean USSS SIF I LP
2	Check The Appropriate Box if A Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,233,017 Trust Units
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,233,017 Trust Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,233,017 Trust Units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.8%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 29269K 100

1	Name of Reporting Persons Cross Ocean USSS GP LP
2	Check The Appropriate Box if A Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,119,730 Trust Units
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,119,730 Trust Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,119,730 Trust Units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 15.5%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 29269K 100

1	Name of Reporting Persons Cross Ocean USSS GP Ltd
2	Check The Appropriate Box if A Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,119,730 Trust Units
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,119,730 Trust Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,119,730 Trust Units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 15.5%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 29269K 100

1	Name of Reporting Persons Cross Ocean Partners Management LP
2	Check The Appropriate Box if A Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,600,000 Trust Units
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,600,000 Trust Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,600,000 Trust Units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 26.1%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 29269K 100

1	Name of Reporting Persons Cross Ocean Partners Management GP, LLC
2	Check The Appropriate Box if A Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,600,000 Trust Units
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,600,000 Trust Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,600,000 Trust Units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 26.1%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 29269K 100

1	Name of Reporting Persons GG Managers LLC
2	Check The Appropriate Box if A Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,600,000 Trust Units
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,600,000 Trust Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,600,000 Trust Units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 26.1%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 29269K 100

1	Name of Reporting Persons Graham Goldsmith
2	Check The Appropriate Box if A Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,600,000 Trust Units
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,600,000 Trust Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,600,000 Trust Units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 26.1%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 29269K 100

Item 1.	Security and Issuer

This Schedule 13D relates to the trust units representing beneficial interests (the “Trust Units”) in Enduro Royalty Trust, a Delaware statutory trust (the “Issuer”). The address of the principal executive office of the Issuer is 919 Congress Avenue, Suite 500, Austin, Texas 78701.

Item 2.	Identity and Background

(a), (f) This Schedule 13D is jointly filed by and on behalf of each of

(i)	Permianville Holdings LLC, a Delaware limited liability company (“Holdings”);

(ii)	Permianville Intermediary LLC—Series 1, a Delaware limited liability company (“Series 1 Intermediary”);

(iii)	Permianville Intermediary LLC—Series 2, a Delaware limited liability company (“Series 2 Intermediary”);

(iv)	Permianville Intermediary LLC—Series 3, a Delaware limited liability company (“Series 3 Intermediary”);

(v)	Cross Ocean USSS Fund I (A) (Cayman) LP, a Cayman Islands limited partnership (“Cayman Feeder”);

(vi)	Cross Ocean USSS SIF I LP, a Cayman Islands limited partnership (“Cross Ocean SIF”);

(vii)	Cross Ocean USSS Fund I (A) Del Feeder LP, a Delaware limited partnership (“DE Feeder”);

(viii)	Cross Ocean USSS GP LP a Cayman Islands limited partnership (“Cross Ocean GP”);

(ix)	Cross Ocean USSS GP Ltd, a Cayman Islands limited company (“Cross Ocean Ltd”);

(x)	Cross Ocean Partners Management LP, a Delaware limited partnership (“Cross Ocean Management”);

(xi)	Cross Ocean Partners Management GP, LLC, a Delaware limited liability company (“Management GP”);

(xii)	GG Managers LLC, a Delaware limited liability company (“GG Managers”); and

(xiii)	Graham Goldsmith, a United States citizen (the persons and entities listed in items (i) through (xvi) are collectively referred to herein as the “Reporting Persons”).

Series 1 Intermediary, Series 2 Intermediary, Series 3 Intermediary and DE Feeder are the sole members of Holdings. Cayman Feeder, Cross Ocean SIF and T-VI CO ES LP are the sole members of each of Series 1 Intermediary, Series 2 Intermediary and Series 3 Intermediary.

Cross Ocean GP is the sole general partner of Cayman Feeder, DE Feeder and Cross Ocean SIF. Cross Ocean Ltd is the sole general partner of Cross Ocean GP. Cross Ocean Management is the sole member of Cross Ocean Ltd. Management GP is the sole general partner of Cross Ocean Management. GG Managers is the sole member of Management GP. Mr. Goldsmith is the sole member of GG Managers. Pursuant to certain investment management agreements, Cross Ocean Management has received delegated authority from Cross Ocean GP relating to Cayman Feeder, DE Feeder and Cross Ocean SIF, including the authority to exercise voting rights with respect to and dispose of the Trust Units on behalf of Cross Ocean GP. Pursuant to an investment management agreement, Cross Ocean Management has received delegated authority relating to T-VI CO ES LP, including the authority to exercise voting rights with respect to the Trust Units on behalf of T-VI CO ES LP.

Information with respect to the directors and officers of Cross Ocean Ltd (the “Related Persons”), including name, business address, present principal occupation or employment and citizenship is listed on the attached Schedule A, which is incorporated herein by reference..

The Reporting Persons have entered into a joint filing agreement, dated as of September 10, 2018, a copy of which is attached hereto as Exhibit 99.1.

(b) The business office for the Reporting Persons is:

c/o Cross Ocean Partners Management LP

20 Horseneck Lane

Greenwich, CT 06830

(c) Cayman Feeder, Cross Ocean SIF and DE Feeder are engaged in the business of investing in securities and other assets.

CUSIP No. 29269K 100

Each of Cross Ocean GP, Cross Ocean Ltd, Cross Ocean Management, Management GP, GG Managers and Mr. Goldsmith are principally engaged in the business of being a general partner or sole or managing member as described above and managing investments through other partnerships and limited liability companies.

Holdings, Series 1 Intermediary, Series 2 Intermediary and Series 3 are principally engaged as holding companies for the subsidiaries engaged in the investment management business.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the Related Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Related Persons, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the closing of the transactions contemplated by the purchase and sale agreement (the “Purchase Agreement”, dated as of July 19, 2018, by and between Enduro Operating LLC (“Enduro”) and COERT Holdings 1 LLC (“COERT Holdings”), for aggregate gross consideration of $35,750,000, before the effects of customary purchase price adjustments, Enduro transferred, among other items, 8,600,000 Trust Units to Holdings (the “Unit Purchase”).

To fund a portion of the closing consideration and issue a letter of credit on behalf of Bank of New York Mellon (the “Trustee”), on August 31, 2018, COERT Holdings and Holdings, as borrowers, and COERT Agent II Co., Inc. and COERT Agent I Co., Inc, as guarantors and pledgors, entered into a Credit Agreement (as amended to date, the “Credit Agreement”) with West Texas National Bank, as Administrative Agent and Lender. As security for their obligations under the Credit Agreement, COERT Holdings, Holdings and the guarantors and pledgors under the Credit Agreement pledged all or substantially all of their assets. All voting rights and rights to receive dividends or distributions with respect to the Trust Units will remain with COERT Holdings and Holdings unless an event of default under the Credit Agreement has occurred and is continuing.

Holdings obtained the remainder of the funds to purchase the Trust Units through a capital contribution from its partners.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of Trust Units at the time of this filing, consistent with its investment purpose, each Reporting Person may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, acquire or seek to acquire additional Trust Units in the open market, in privately negotiated transactions or otherwise, or dispose of or seek to dispose of all or a portion of such Trust Units now owned or hereafter acquired. In addition, the Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, consolidate or seek to consolidate assets held by the Reporting Persons and their affiliates, including acquiring assets owned by or selling assets to the Issuer, or make changes or seek to make changes to the capital structure of the Issuer. The Reporting Persons reserve the right to change their intention with respect to any or all of the matters required to be disclosed in this Item 4.

None of the Reporting Persons has made a determination regarding a maximum or minimum number of Units or other securities of the Issuer that it may hold at any point in time.

CUSIP No. 29269K 100

Also, consistent with their investment intent and ongoing evaluation of their investment in the Issuer and alternatives to such investment, including a potential consolidation, acquisition or sale of assets or Trust Units or changes to the Issuer’s capital structure, a Reporting Person may engage in communications with, without limitation, one or more unitholders of the Issuer, one or more officers of the Issuers, including but not limited to its operations. During the course of such communications, the Reporting Person may advocate or oppose one or more courses of action.

Except as set forth herein and below, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, or any of the other individuals named in Item 2 above, have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer

(a), (b) The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 33,000,000 Trust Units outstanding as of August 31, 2018, as provided to the Reporting Persons by the Issuer.

As of the date of this filing, Holdings may have been deemed to be the beneficial owner of 8,600,000 Trust Units, which represented 26.1% of the total number of Trust Units outstanding.

Each of Series 1 Intermediary, Series 2 Intermediary, Series 3 Intermediary and DE Feeder (as the sole members of Holdings) may be deemed to be the beneficial owner of the Trust Units beneficially owned by Holdings, but each disclaims beneficial ownership of such Trust Units.

Each of Cross Ocean Cayman and Cross Ocean SIF (as members of Series 1 Intermediary, Series 2 Intermediary and Series 3 Intermediary) may be deemed to be the beneficial owner of the Trust Units beneficially owned by Holdings, but each disclaims beneficial ownership of such Trust Units.

Each of Cross Ocean GP (as the general partner of Cross Ocean Cayman, DE Feeder and Cross Ocean SIF), Cross Ocean Ltd (as the general partner of Cross Ocean GP), Cross Ocean Management (as the sole member of Cross Ocean Ltd), Management GP (as the general partners of Cross Ocean Management), GG Managers (as the sole member of Management GP) and Mr. Goldsmith (as the sole member of GG Managers) may be deemed to be the beneficial owner of the Trust Units beneficially owned by Holdings, but each disclaims beneficial ownership of such Trust Units.

None of the other persons named in Item 2 beneficially owns any Trust Units.

(c) Except as described in Item 3 or elsewhere in this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has effected any transactions in the Trust Units during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Trust Units reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein.

CUSIP No. 29269K 100

Purchase Agreement

On July 19, 2018, COERT Holdings agreed to purchase the Trust Units pursuant to the Purchase Agreement. Any References to, and descriptions of, the Purchase Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Purchase Agreement filed hereto as Exhibit 99.3, which is incorporated in its entirety in this Item 6.

Registration Rights Agreement

In conjunction with the Unit Purchase, Enduro Resource Partners LLC designated COERT Holdings as its asignee under the Registration Rights Agreement, dated as of November 8, 2011, by and between Enduro and the Issuer (as amended, the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, COERT Holdings, its affiliates and certain permitted transferees holding registrable Trust Units are entitled, upon receipt by the Issuer of written notice from holders of a majority of the then outstanding registrable Trust Units, to demand that the Issuer effect the registration of the registrable Trust Units. The holders of the registrable Trust Units are entitled to demand a maximum of five such registrations.

In connection with the preparation and filing of any registration statement, COERT Holdings will bear all costs and expenses incidental to any registration statement, excluding certain internal expenses of the Issuer, which will be borne by the Issuer. Any underwriting discounts and commissions will be borne by the seller of the Trust Units.

Pursuant to the Registration Rights Agreement, the Issuer and Enduro filed a registration statement on Form S-3 registering the sale by Enduro of up to 19,800,000 Trust Units. The registration statement became effective June 10, 2013, and Enduro completed a secondary offering of 11,200,000 Trust Units on October 2, 2013. The foregoing descriptions of the Registration Rights Agreement, do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Exhibit Description

99.1	Joint Filing Agreement.

99.2	Purchase & Sale Agreement, dated as of July 19, 2018, by and between Enduro Operating LLC and Coert Holdings 1 LLC.

99.3	Registration Rights Agreement, dated as of November 8, 2011, by and between Enduro Resource Partners LLC and Enduro Royalty Trust. (Incorporated herein by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on November 8, 2011 (File No. 1-35333))

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2018

PERMIANVILLE HOLDINGS LLC

By:	/s/ Richard Gannalo
Name:	Richard Gannalo
Title:	Chief Financial Officer and Chief Operating Officer

PERMIANVILLE INTERMEDIARY LLC—SERIES 1

By:	/s/ Richard Gannalo
Name:	Richard Gannalo
Title:	Chief Financial Officer and Chief Operating Officer

PERMIANVILLE INTERMEDIARY LLC—SERIES 2

By:	/s/ Richard Gannalo
Name:	Richard Gannalo
Title:	Chief Financial Officer and Chief Operating Officer

PERMIANVILLE INTERMEDIARY LLC—SERIES 3

By:	/s/ Richard Gannalo
Name:	Richard Gannalo
Title:	Chief Financial Officer and Chief Operating Officer

CROSS OCEAN USSS Fund I (A) (Cayman)

By: Cross Ocean USSS GP LP, its general partner

By:	/s/ Greg Bennett
Name:	Greg Bennett
Title:	Director

CROSS OCEAN USSS SIF I LP

By: Cross Ocean USSS GP LP, its general partner

By:	/s/ Greg Bennett
Name:	Greg Bennett
Title:	Director

CROSS OCEAN USSS FUND I (A) DEL FEEDER LP

By: Cross Ocean USSS GP LP, its general partner

By:	/s/ Greg Bennett
Name:	Greg Bennett
Title:	Director

CROSS OCEAN USSS GP LP

By: Cross Ocean USSS GP Ltd, its general partner

By:	/s/ Greg Bennett
Name:	Greg Bennett
Title:	Director

CROSS OCEAN USSS GP LTD

By:	/s/ Greg Bennett
Name:	Greg Bennett
Title:	Director

CROSS OCEAN PARTNERS MANAGEMENT LP

By:	/s/ Matthew Rymer
Name:	Matthew Rymer
Title:	General Counsel & Chief Compliance Officer

CROSS OCEAN PARTNERS MANAGEMENT GP, LLC

By: GG Managers LLC, its sole member

By:	/s/ Graham Goldsmith
Name:	Graham Goldsmith
Title:	Member

GG MANAGERS LLC

By:	/s/ Graham Goldsmith
Name:	Graham Goldsmith
Title:	Member

GRAHAM GOLDSMITH

/s/ Graham Goldsmith

Schedule A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of Cross Ocean USSS GP Ltd are set forth below. Unless otherwise noted, the business address of each individual is c/o Danesmead Partners, Artemis House 67 Fort Street Box 723 Grand Cayman, KYI-900 Cayman Islands.

Name	Present Principal Occupation or Employment	Citizenship
Greg Bennett	Independent Director	Canada
Nathan Day	Independent Director	United Kingdom
Richard Ellison	Independent Director	Canada